Exhibit 99.1

Tantech Announces Pricing of

$10 Million Registered Direct Offering

LISHUI, China, November 20, 2020 – Tantech Holdings Ltd (NASDAQ: TANH) ("Tantech" or the "Company"), a clean energy company based in China, today announced that it has entered into a securities purchase agreement with institutional investors to purchase approximately $10 million of its common shares and registered warrants to purchase common shares in a registered direct offering as well as unregistered warrants to purchase common shares in a concurrent private placement. The Company plans to use the net proceeds from the offering for working capital and general business purposes.

Under the terms of the securities purchase agreement, Tantech has agreed to sell to the institutional investors a total of 6,060,608 common shares (the “Purchased Shares”) priced at $1.65 per share, with registered warrants for 2,754,820 common shares. In the private placement, which will be consummated concurrently with the registered direct offering, Tantech has agreed to issue unregistered warrants to purchase up to an aggregate of 3,305,788 common shares. The Company has agreed to register the unregistered warrants in a separate registration statement within 60 days of the offering’s closing. The registered warrants and the unregistered warrants will be immediately exercisable, will expire 5 years from the date of issuance and will have an exercise price of $1.81 per share. The Company is also issuing to Univest Securities, LLC, which is acting as the sole placement agent for the offering, warrants for 363,637 common shares, with an exercise price of $1.815, under the private placement. The placement agent’s warrants are exercisable at any time during the period commencing 6 months after the closing date of the offering through the third anniversary of issuance.

The gross proceeds to the Company from the registered direct offering and concurrent private placement are estimated to be approximately $10 million before deducting the placement agent’s fees and other standard offering expenses. The offering is expected to close on or about November 24, 2020, subject to the satisfaction of customary closing conditions.

The Placement Agent has required that the officers, directors and 10% shareholders of the Company enter into lock-up agreements pursuant to which these persons agree that, without the prior consent of the Placement Agent, they will not, for a period of 90 days following the closing of the offering, subject to certain exceptions, offer, sell or otherwise dispose of or transfer any securities of the Company owned by them as of the date of the closing of the offering or acquired during the lock-up period.

The Purchased Shares, the registered warrants and the common shares underlying the registered warrants are being offered pursuant to a shelf registration statement on Form F-3 (File No. 333-248197) previously filed and declared effective by the Securities and Exchange Commission (SEC) on August 31, 2020 (the “Shelf Registration Statement”). The offering of the Purchased Shares, the registered warrants and the common shares underlying the registered warrants will be made only by means of a prospectus supplement that forms a part of the registration statement.

Univest Securities, LLC is acting as the exclusive placement agent for this offering.

This press release does not constitute an offer to sell or the solicitation of an offer to buy, nor will there be any sales of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. A prospectus supplement relating to the Purchased Shares, the registered warrants and the common shares underlying the registered warrants will be filed by Tantech with the SEC. When available, copies of the prospectus supplement relating to the registered direct offering, together with the accompanying prospectus, can be obtained at the SEC's website at www.sec.gov.

About Tantech Holdings Ltd.

Established in 2001 and headquartered in Lishui City, Zhejiang Province, China, Tantech, together with its subsidiaries, is now, in addition to be a developer and manufacturer of bamboo-based charcoal, an innovative leader in the design, manufacture and distribution of electric vehicles. The Company has also invested in mining business in 2018 and 2019.

For more information please visit: http://ir.tantech.cn.

Forward-Looking Statements

This news release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. These statements are subject to uncertainties and risks including, but not limited to, product and service demand and acceptance, changes in technology, economic conditions, the impact of competition and pricing, government regulations, and other risks contained in reports filed by the company with the Securities and Exchange Commission. All such forward-looking statements, whether written or oral, and whether made by or on behalf of the Company, are expressly qualified by this cautionary statement and any other cautionary statements which may accompany the forward-looking statements. In addition, the Company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

For more information, please contact:

Global IR Partners

David Pasquale

New York Phone: +1-914-337-8801

TANH@globalirpartners.com